UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement

The Private Placement

On August 28, 2026, NaaS Technology Inc. (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with the purchasers named on Annex A thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement, an aggregate of 24,024,022,400 Class A ordinary shares, par value US$0.000001 per share (the “Class A Ordinary Shares”), corresponding to 7,507,507 American depositary shares, each representing 3,200 Class A Ordinary Shares (the “ADSs”), together with warrants to purchase up to an additional 22,880,022,400 Class A Ordinary Shares (corresponding to 7,150,007 ADSs) (the “Warrants”), for aggregate gross proceeds in cash of US$25,000,000. Newlink Envision Limited is an affiliate of Newlinks Technology Limited (“Newlink”), the Company’s controlling shareholder. Its participation constitutes a related-party transaction under applicable Nasdaq rules and has been reviewed and approved by the Audit Committee of the Company’s board of directors.The SPA and the other agreements, documents and instruments entered into or delivered in connection with the private placement are collectively referred to as the “Transaction Documents.”

Purchase Price

The purchase price is approximately US$0.001041 per Class A Ordinary Share (equivalent to US$3.3300 per ADS), and the aggregate gross cash proceeds from the private placement is US$25,000,000. No fractional Class A Ordinary Shares or ADSs was issued in the private placement. The Class A Ordinary Shares are “restricted securities” that was issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S for non-U.S. purchasers and/or Regulation D or Section 4(a)(2) of the Securities Act for accredited investors, and bear a customary restrictive legend. The Company relied on home country practices in lieu of the shareholder-approval requirement under applicable Nasdaq rules for the issuance of the Class A Ordinary Shares.

The Warrants

Each Warrant will be exercisable for Class A Ordinary Shares represented by ADSs at an exercise price of US$3.4965 per ADS (equivalent to approximately US$0.001093 per Class A Ordinary Share), subject to adjustment as provided in the Form of Warrant. The Warrants will be exercisable from the applicable issue date until 5:00 p.m. (New York City time) on August 31, 2031 (the “Termination Date”). If, at the time of exercise, no effective registration statement is available for the issuance or resale of the ADSs issuable upon exercise, the Warrants may be exercised on a cashless basis and will be automatically net/cashless exercised on the Termination Date, without the need for an advance exercise notice. To exercise the Warrant, the holder of the Warrant shall provide the Company with written notice of its intention to exercise the Warrant (in whole or in part) at least 61 calendar days prior to the date on which the holder delivers a Notice of Exercise pursuant to the Warrant. The Warrants will not confer any voting, dividend or other shareholder rights until exercised, and the Company will not be required to net cash settle any exercise. If all Warrants are exercised in full, the Company would issue up to an additional 22,880,022,400 Class A Ordinary Shares (corresponding to 7,150,007 ADSs).

Closing

The closing of the transaction and the issuance of the Class A Ordinary Shares and Warrants (the “Closing”) occurred on August 31, 2026. Following the Closing, (i) the total issued and outstanding shares of the Company are 78,601,180,281 shares, consisting of 77,277,632,509 Class A Ordinary Shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares, and (ii) Newlink beneficially owns 39,447,372,800 Class A Ordinary Shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares of the Company, held directly or indirectly through its affiliates, which collectively account for an aggregate of 57.71% of the voting power represented by all of the Company’s issued and outstanding shares.

Indemnification and Governing Law

Subject to terms of the SPA, the Company and each Purchaser have agreed to mutual indemnification, pursuant to which each indemnifying party will defend, protect, indemnify and hold harmless the other party and its respective shareholders, partners, members, officers, directors, employees, agents and other representatives from and against losses, costs, liabilities, damages and expenses arising out of any misrepresentation or breach of a representation or warranty, or any breach of a covenant, agreement or obligation, of the indemnifying party or its applicable affiliates under the Transaction Documents, including third-party claims arising from any such breach.

The SPA is governed by the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule thereof. Any dispute, controversy or claim arising out of or relating to the SPA, including its interpretation, breach, termination or validity, will be resolved by arbitration administered by the Hong Kong International Arbitration Centre and seated in Hong Kong.

The foregoing description is a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Form of Warrant and the SPA, copies of which are attached hereto as Exhibits 4.1 and 10.1, respectively, and incorporated herein by reference.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the ADSs of the Company, nor shall there be an offer, solicitation or sale of the Class A Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Securities Purchase Agreement dated August 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: August 31, 2026

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